

Mail Stop 3561

September 27, 2016

<u>Via E-mail</u>
Earnest Blackmon
Chief Executive Officer
United Cannabis Corporation
1600 Broadway, Suite 1600
Denver, CO 80202

Re: **United Cannabis Corporation**
Form 10-K for the Year Ended December 31, 2015
Filed April 28, 2016
File No. 000-54582

Dear Mr. Blackmon:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining